SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Kinder Morgan, Inc.
(Name of Issuer)

Class P Common Stock, par value $0.01 per share
(Title of Class of Securities)

49456B 101
(CUSIP Number)

May 25, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49456B 10 1	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Lone Cascade, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,221,753 shares of Common Stock representing 7,517,326 shares of Common Stock and 24,704,427 Warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,221,753 shares of Common Stock representing 7,517,326 shares of Common Stock and 24,704,427 Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,221,753 shares of Common Stock representing 7,517,326 shares of Common Stock and 24,704,427 Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 49456B 10 1	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 71,780,836 shares of Common Stock representing 17,624,581 shares of Common Stock and 54,156,255 Warrants.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 71,780,836 shares of Common Stock representing 17,624,581 shares of Common Stock and 54,156,255 Warrants.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,780,836 shares of Common Stock representing 17,624,581 shares of Common Stock and 54,156,255 Warrants.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 49456B 10 1	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 71,780,836 shares of Common Stock representing 17,624,581 shares of Common Stock and 54,156,255 Warrants.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 71,780,836 shares of Common Stock representing 17,624,581 shares of Common Stock and 54,156,255 Warrants.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,780,836 shares of Common Stock representing 17,624,581 shares of Common Stock and 54,156,255 Warrants.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 49456B 10 1	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

Kinder Morgan, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

500 Dallas Street, Suite 1000
Houston, Texas 77002

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

Lone Cascade, L.P., a Delaware limited partnership (“Lone Cascade”), with respect to the Common Stock (as defined in Item 2(d) below) and Warrants to Purchase Common Stock (the “Warrants”) directly held by it;

Lone Pine Capital LLC, a Delaware limited liability company (“Lone Pine Capital”), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership (“Lone Spruce”), Lone Balsam, L.P., a Delaware limited partnership (“Lone Balsam”), Lone Sequoia, L.P., a Delaware limited partnership (“Lone Sequoia”), Lone Cascade, Lone Sierra, L.P., a Delaware limited partnership (“Lone Sierra”), Lone Cypress, Ltd., a Cayman Islands exempted company (“Lone Cypress”), Lone Kauri, Ltd., a Cayman Islands exempted company (“Lone Kauri”) and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company (“Lone Monterey Master Fund”, and together with Lone Spruce, Lone Balsam, Lone Sequoia, Lone Cascade, Lone Sierra, Lone Cypress and Lone Kauri, the “Lone Pine Funds”), with respect to the Common Stock and Warrants directly held by each of the Lone Pine Funds; and

Stephen F. Mandel, Jr. (“Mr. Mandel”), the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the Common Stock and Warrants directly held by each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

Lone Cascade is a limited partnership organized under the laws of the State of Delaware.  Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware.  Mr. Mandel is a United States citizen.

CUSIP No. 49456B 10 1	13G	Page 6 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class P common stock, par value $0.01 (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:

49456B 10 1

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

CUSIP No. 49456B 10 1	13G	Page 7 of 10 Pages

Item 4.	OWNERSHIP.

A.	Lone Cascade, L.P.
	(a)	Amount beneficially owned: 32,221,753 shares of Common Stock (representing 7,517,326 shares of Common Stock and 24,704,427 Warrants)
(b)
Percent of class:  5.8%.  The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of approximately 501,122,605 shares of Common Stock reported by the Issuer to be outstanding.  This number is comprised of the 170,922,605 shares of Common Stock reported to be outstanding by the Issuer as of April 27, 2012 in its Quarterly Report on Form 10-Q filed on May 2, 2012 and the approximately 330,200,000 shares of Common Stock reported by the Issuer to be issued in connection with its acquisition of El Paso Corporation as reported in the Current Report on Form 8-K filed by the Issuer on May 30, 2012.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 32,221,753 shares of Common Stock (representing 7,517,326 shares of Common Stock and 24,704,427 Warrants)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 32,221,753 shares of Common Stock (representing 7,517,326 shares of Common Stock and 24,704,427 Warrants).

B.	Lone Pine Capital LLC and Stephen F. Mandel, Jr.
	(a)	Amount beneficially owned: 71,780,836 shares of Common Stock (representing 17,624,581 shares of Common Stock and 54,156,255 Warrants)
	(b)	Percent of class: 12.9%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 71,780,836 shares of Common Stock (representing 17,624,581 shares of Common Stock and 54,156,255 Warrants)
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 71,780,836 shares of Common Stock (representing 17,624,581 shares of Common Stock and 54,156,255 Warrants).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

CUSIP No. 49456B 10 1	13G	Page 8 of 10 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 49456B 10 1	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 1, 2012

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of (a) Lone Pine Capital LLC and (b) Lone Pine Members LLC, as the general partner of Lone Cascade, L.P.

CUSIP No. 49456B 10 1	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  June 1, 2012

By: /s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as
Managing Member of Lone Pine Managing Member LLC, as Managing Member of (a) Lone Pine Capital LLC and (b) Lone Pine Members LLC, as the general partner of Lone Cascade, L.P.